Exhibit 5.13

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-10, including any amendments thereto (the “Registration Statement”), of Yamana Gold Inc., I, Luiz Pignatari, Registered Member of the Chilean Mining Commission, hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated March 21, 2018 (the “Report”), to the use of my name in connection with the reference to the mineral resource estimates and reserve estimates for the Chapada Mine as at December 31, 2017 (the “Estimates”) and to the inclusion or incorporation by reference of references to and summaries of the Report and the Estimates in the Registration Statement.

By:	/s/ Luiz Pignatari
Name:	Luiz Pignatari
Title:	Registered Member of the Chilean Mining Commission

Dated: March 29, 2018